Filed by Kenvue Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

Email to All Employees
To: All Kenvue Employees
From: Kirk Perry
Date: November 3, 2025 at 6:54 AM ET

Team,

I am excited to share that we have signed an agreement for Kenvue to combine with Kimberly-Clark to create a $32 billion global health and wellness leader well positioned to advance consumer care around the world. This is a milestone moment for both companies, bringing together two highly complementary portfolios of iconic, beloved brands that together touch nearly half of the global population through every stage of life. You can read more about the announcement and the financial terms of the transaction here or join the Analyst call webcast here at 8:00 AM ET.

As you know, our Board has been conducting a comprehensive review of strategic alternatives to evaluate ways for us to unlock the inherent value of our brands and achieve our goals faster. Today’s announcement is the outcome of that process – and we are confident that combining with Kimberly-Clark is the best path forward.

Coming together creates more opportunities to grow and win, even faster.

•	For consumers, we will leverage the best science and innovation to serve consumers across every stage of life, touching billions in the moments that matter most.
•	For customers, enhanced scale and best-in-class brand building of the combined company will create a powerful commercial engine to drive go-to-market excellence.

•	For our business, we will innovate and grow faster with our complementary portfolio and accelerate our growth trajectory.
•	For you, our people, we will bring together complementary cultures with aligned values and commitments to care, harness many of Kimberly-Clark’s strong, well-established capabilities and foster new and different potential growth opportunities, as part of a larger company.
•	For Kenvue shareholders, who will own 46% of the combined company at close, this transaction is positioned to deliver significant value and substantial upside potential through ownership in the combined company.

Creating a Global Health & Wellness Leader

Like Kenvue, Kimberly-Clark is a leading consumer goods and personal care company with a complementary portfolio of brands that we all know and trust, including Huggies, Kleenex, Depends, Poise, Scott, Kotex and Cottonelle.

We have gotten to know the Kimberly-Clark team well through this process, and it is clear that both companies are driven by a deep commitment to caring for people and making a positive impact. Their purpose of “Better Care for a Better World” and our purpose “Realize the extraordinary power of everyday care” are very aligned and reflected in our cultures.

Kimberly-Clark’s leadership recognizes and appreciates what makes Kenvue special – our rich heritage, the resilience of our brands woven into consumers everyday routines, the science that powers everything we do, and the passion of the people who have been our driving force throughout our journey.

You will hear that appreciation come through and learn more about who Kimberly-Clark is in this video recorded by their CEO, Mike Hsu.

Alongside this morning’s announcement, we also announced that Kenvue’s Board appointed me as Kenvue’s Chief Executive Officer. When the transaction closes, I will move on to my next chapter and Mike Hsu will serve as the Chairman and CEO of the combined company. Until then, I am fully dedicated to completing the combination with Kimberly-Clark and delivering what I set out to do when I joined Kenvue – putting us on the right path to growth, and setting our people and our brands up for success.

Today’s announcement is just the first step. There are still many details to be worked out with how we will come together, and I know you have many questions – the first of which is likely what’s next?

•	There will be integration planning teams with people from both companies and external specialists with deep experience in complex transitions that will help determine how our companies will come together.
•	This will ensure that all planning activities are handled with focus and precision, while the core of our business will continue to run full speed ahead.
•	We expect to complete the transaction in the second half of 2026, subject to approval by shareholders of both companies, regulatory approvals and customary closing conditions.
•	Until then, we will continue to operate business as usual as two separate and independent companies.
•	While I know this news is a lot to digest, we all need to stay focused on our current priorities and deliver on our 2025 commitments.

While we don’t have all the answers just yet, we will keep you informed along the way.

•	Please join the All Kenvuer Update today at 10:00 am EST.
•	We will also keep our previously scheduled Global Town Hall on November 13 where we can talk again about the transaction and path forward.

Please note that as both Kenvue and Kimberly-Clark are well-known, publicly traded companies, we expect to see increased interest from media, analysts, and others around today’s news. Consistent with our company policy, please reach out to your local Global Corporate Affairs contact if you receive any outreach from media, elected officials, investors or beyond.

I know today’s news is a lot to take in. This is a different path than what many of you may have pictured when we completed our journey to becoming an independent company. While change can bring uncertainty, I firmly believe it brings great opportunity and I look forward to realizing that opportunity with you.

Today’s announcement and our ability to combine with Kimberly-Clark is built upon your tremendous efforts, commitment and impact.

Thank you for the passion you bring to serving more consumers every day.

With gratitude,

Kirk Perry
Chief Executive Officer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kenvue Inc. (“Kenvue”) and Kimberly Clark Corporation (“K-C”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025,5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025 and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.